================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                                 PROXYMED, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    744290305
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  APRIL 5, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
744290305                                                          Page  2 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  3 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  4 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  5 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  6 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  7 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,569,366
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,569,366
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,569,366
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page  8 of 17
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of ProxyMed, Inc., a Florida corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GAPCO II, GapStar and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 is GAP. GAP is also the Managing Member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson,

-----------------------------                      -----------------------------
744290305                                                          Page  9 of 17
-----------------------------                      -----------------------------


William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, William J. Lansing, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. Mr. Kelly will become a member of the Board of Directors of the Company (the "Board") upon the closing of the transactions described herein. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Kern, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

-----------------------------                      -----------------------------
744290305                                                          Page 10 of 17
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This statement is being filed as a result of the closing of the transactions, on April 5, 2002, contemplated by the Stock and Warrant Purchase Agreement, dated March 26, 2002, by and among the Company, GAP 74, GAPCO II, GapStar and KG (the "Stock Purchase Agreement"), pursuant to which the Company agreed to issue and sell to GAP 74, GAPCO II, GapStar and KG and such persons agreed, subject to the satisfaction of certain conditions, to purchase, an aggregate of 1,569,366 shares of Common Stock at a price per share of $15.93, resulting in an aggregate purchase price of $25,000,000 and warrants to purchase 549,279 shares of Common Stock (the "Warrants") for an aggregate purchase price of $25,000. The exercise price for the Warrants is $15.93 but because the Warrants cannot be exercised until April 5, 2003, the Reporting Persons are not deemed to "beneficially own" the shares of Common Stock underlying such Warrant (as provided in Rule 13d-3(d) of the General Rules and Regulations under the Exchange Act) and they are thus excluded from the aggregate number of shares listed in this Schedule 13D . The transactions contemplated by the Stock Purchase Agreement closed on April 5, 2002 (the "Closing"). See Item 6 below for a more complete description of the Stock Purchase Agreement.

                  All of the funds were obtained from contributions from partners of GAP 74, GAPCO II and KG, and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock and dispose of some or all of the shares of Common Stock owned by them, including, without

-----------------------------                      -----------------------------
744290305                                                          Page 11 of 17
-----------------------------                      -----------------------------


limitation, by exercising contractual preemptive rights with the Company provided for in the Stock Purchase Agreement, as more fully described in Item 6 below. Additionally, on the date that is sixty days prior to the first date that the Warrants may be exercised, the Reporting Persons will acquire beneficial ownership of an additional 549,279 shares of Common Stock underlying the Warrants.

                  In addition to the appointment of Braden R. Kelly to the Board of Directors of the Company effective as of April 5, 2002, the Company has also agreed pursuant to the Stock Purchase Agreement to create an additional vacancy on the Board of Directors of the Company and to cause such vacancy to be filled by a nominee of GAP 74.

                  None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP 74, GAPCO II, GapStar, KG and GmbH Management each own of record no shares of Common Stock, 1,289,821 shares of Common Stock, 175,141 shares of Common Stock, 101,833 shares of Common Stock, 2,571 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 19.2%, 2.6%, 1.5%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (ii) GAP is the general partner of GAP 74 and the managing member of GapStar and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may

-----------------------------                      -----------------------------
744290305                                                          Page 12 of 17
-----------------------------                      -----------------------------


be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,569,366 shares of Common Stock , or 23.4% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,569,366 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr. Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 74 and GapStar. The GAP Managing Members are also authorized and empowered to vote and dispose of securities held by KG. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the Common

-----------------------------                      -----------------------------
744290305                                                          Page 13 of 17
-----------------------------                      -----------------------------


Stock voting and disposition of the shares of the Company's shares of Common Stock, as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  As described in Item 3 above, on March 26, 2002, GAP 74, GAPCO II, GapStar and KG entered into the Stock Purchase Agreement pursuant to which GAP 74, GAPCO II, GapStar and KG purchased, on April 5, 2002, an aggregate of 1,569,366 shares of Common Stock for an aggregate purchase price of $25,000,000 and Warrants to purchase 549,279 shares of Common Stock (at an exercise price of $15.93 per share of Common Stock) for an aggregate purchase price of $25,000.

                  Pursuant to the Stock Purchase Agreement, the Company has appointed Braden R. Kelly to the Board of Directors and has agreed to cause another vacancy to be created and appoint a second designee of GAP 74 to fill such vacancy. As long as GAP 74, GAPCO II, GapStar and KG and their affiliates (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) continue to beneficially own in the aggregate at least the Minimum Ownership Percentage (as defined in the Stock Purchase Agreement), commencing with the next succeeding annual meeting of the stockholders of the Company at which directors of the Company are elected, and at each annual meeting of the stockholders of the Company thereafter held for the purpose of electing directors of the Company, GAP 74 shall be entitled to designate two designees to the Board of Directors, which designees shall be reasonably acceptable to the Board of Directors.

                  In addition, pursuant to the Stock Purchase Agreement, if the Company wishes to issue any capital stock of the Company or any other securities convertible into

-----------------------------                      -----------------------------
744290305                                                          Page 14 of 17
-----------------------------                      -----------------------------


or exchangeable for capital stock of the Company pursuant to a private placement, exempt from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") ("New Securities") (other than certain Exempt Issuances as defined in the Stock Purchase Agreement), the Company shall offer such New Securities first to GAP 74, GAPCO II, GapStar and KG and such persons have the right to purchase its Proportionate Percentage (as defined in the Agreement) of the New Securities.

                  In addition, simultaneously with the Closing, the Company, GAP 74, GAPCO II, GapStar and KG also are entering into the Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, at any time commencing on April 5, 2003, GAP 74, GAPCO II, GapStar and KG, as a group, will have one demand registration right for an underwritten offering and customary "piggy-back" registration rights pursuant to which they will have a right to participate in registrations initiated by the Company or other stockholders of the Company. Additionally, GAP 74, GAPCO II, GapStar and KG shall have the right to request that the Company file a "shelf" registration statement on Form S-3 under the Securities Act, allowing for public sales of some or all of the shares of Common Stock held by such parties on a continuous basis.

                  The foregoing summaries of the Stock Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 4, 5 and 6, which are incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities

-----------------------------                      -----------------------------
744290305                                                          Page 15 of 17
-----------------------------                      -----------------------------


                                    Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

                  Exhibit 4: Stock and Warrant Purchase Agreement, dated March 26, 2002, by and among ProxyMed, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG, incorporated by reference to Exhibit 10.1 of the Company's Form 8-K as filed with the Securities and Exchange Commission on March 29, 2002.

                  Exhibit 5:        Form of Common Stock Purchase Warrants.

                  Exhibit 6: Form of Registration Rights Agreement by and among ProxyMed, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG, incorporated by reference to Exhibit
                                    10.3 of the Company's Form 8-K as filed with the Securities and Exchange Commission on March 29, 2002.

-----------------------------                      -----------------------------
744290305                                                          Page 16 of 17
-----------------------------                      -----------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 8, 2002.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer

-----------------------------                      -----------------------------
744290305                                                          Page 17 of 17
-----------------------------                      -----------------------------


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer